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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                       NEW CENTURY FINANCIAL CORPORATION
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                  64352 D 10 1
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                                 (CUSIP Number)


                               Lee R. Mitau, Esq.
                  Executive Vice President and General Counsel

                                  U.S. Bancorp
                                U.S. Bank Place
                            601 Second Avenue South
                       Minneapolis, Minnesota, 55402-4302
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 28, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 64352D 10 1     SCHEDULE 13D, AMENDMENT NO. 7                   PAGE 2
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    U.S. Bancorp 41-0255900
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                    3,624,462
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,624,462
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,624,462
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.9%
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14   TYPE OF REPORTING PERSON (See Instructions)

     HC
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CUSIP No. 64352D 10 1         SCHEDULE 13D, AMENDMENT NO. 7               PAGE 3
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This Amendment No. 7 (the "Amendment") amends the statement on Schedule 13D filed by U.S. Bancorp with the Securities and Exchange Commission on December 4, 1998, as amended on January 7, 1999, May 12, 1999, August 3, 1999, May 8, 2000,
January 12, 2001 and November 28, 2001 (the "Statement"). This Amendment supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

In particular, this amendment reflects the repurchase by New Century Financial Corporation from U.S. Bancorp of 7,144 shares of Series 1999A Convertible Preferred Stock, convertible into 499,938 shares of Common Stock of New Century Financial Corporation.

ITEM 1.  SECURITY AND ISSUER.

         The title and class of shares to which this statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of New Century Financial Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive office is 18400 Von Karman, Suite 1000, Irvine, California, 92612.

ITEM 2.  IDENTITY AND BACKGROUND.

         The information previously reported in this Item of the Statement with respect to U.S. Bancorp is incorporated by reference herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information previously reported in this Item of the Statement with respect to the source of funds for U.S. Bancorp's investment in securities of the Issuer is incorporated by reference herein.

ITEM 4.  PURPOSE OF TRANSACTION.

         The information previously reported in this Item of the Statement with respect to the purpose of U.S. Bancorp's investment in securities of the Issuer is incorporated by reference herein.

         U.S. Bancorp currently intends to continue to reduce its equity interest in the Issuer over time, and may sell from time to time all or part of its holdings of the Issuer's equity securities in ordinary brokerage transactions, or in one or more public or private transactions, including without limitation the transactions described in Item 6.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) As of February 28, 2002, based on U.S. Bancorp's ownership of (a) 12,856 shares of the Issuer's Series 1999A Convertible Preferred Stock and (b) 20,000 shares of the Issuer's Series 1998A Convertible Preferred Stock, U.S. Bancorp is deemed to be the beneficial owner of 3,624,462 shares (the "Shares") of the Issuer's Common Stock. These Shares represent approximately 14.94% of the Issuer's outstanding Common Stock (as such outstanding shares were reported by the Issuer as of February 14, 2002).


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CUSIP No. 64352D 10 1         SCHEDULE 13D, AMENDMENT NO. 7               PAGE 4
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         U.S. Bancorp may also be deemed to beneficially own shares of Common
         Stock held in client accounts with respect to which U.S. Bancorp Piper Jaffray Inc., an indirect wholly owned subsidiary of U.S. Bancorp ("Piper"), or employees of Piper have voting or investment discretion, or both ("Managed Accounts"). U.S. Bancorp and Piper disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts. U.S. Bancorp and Piper may also be deemed to beneficially own from time to time shares of Common Stock acquired in ordinary course trading by Piper.

    (b) The Reporting Person has sole voting and dispositive power as to the Shares as described in paragraph (a) above, other than those shares held by Piper in ordinary course trading activities.

    (c) On February 28, 2002, the Issuer repurchased from U.S. Bancorp an aggregate of 7,144 shares of the Issuer's Series 1999A Convertible Preferred Stock at a price of $979.72 per share.

         Except for such transaction, the transaction described in Item 6 below and any shares bought or sold by Piper in ordinary course trading activities neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of Reporting Person's executive officers or directors, has effected any transaction in the shares of the Issuer's Common Stock during the past sixty (60) days.

    (d)  Not applicable.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information previously reported in this Item of the Statement with respect to contracts, arrangements, understandings or relationships with respect to securities of the Issuer is incorporated by reference herein.

         On or about February 28, 2002, U.S. Bancorp entered into purchase agreements with the Issuer, Friedman, Billings, Ramsey & Co., Inc., as placement agent (the "Placement Agent"), and 64 separate "accredited investors" as defined by Rule 501(a) of Regulation D under the Securities Act (the "Purchasers"), whereby the Purchasers have agreed to purchase in the aggregate from U.S. Bancorp 3,624,462 shares of Common Stock (the "Shares") issuable upon conversion of the 12,856 shares of the Issuer's Series 1999A Convertible Preferred Stock and 20,000 shares of the Issuer's Series 1998A Convertible Preferred Stock owned by U.S. Bancorp. The closing of the purchase and sale of the Shares is subject to the SEC declaring effective a Form S-3 registration statement of the Issuer registering the Shares for resale by the Purchasers and other customary closing conditions.

         Also on February 28, 2002, U.S. Bancorp and the Issuer entered into a Stock Repurchase Agreement whereby the Issuer repurchased from U.S. Bancorp an aggregate of 7,144 shares of the Issuer's Series 1999A Convertible Preferred


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CUSIP No. 64352D 10 1         SCHEDULE 13D, AMENDMENT NO. 7               PAGE 5
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         Stock at a price of $979.72 per share. The closing of this transaction occurred on February 28, 2002.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following agreements are filed as exhibits to this Statement:

    7(a) Form of Purchase Agreement entered into by and among U.S. Bancorp, the Issuer, the Placement Agent and the Purchasers on or about February 28, 2002.

    7(b) Stock Repurchase Agreement dated as of February 28, 2002 by and between
         U.S. Bancorp and the Issuer.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2002
                                         U.S. BANCORP


                                         By:   /s/ Lee R. Mitau
                                               ---------------------------------
                                               Lee R. Mitau
                                         Its:  Executive Vice President and
                                               General Counsel






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